UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 6, 2020

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	News Release – Grown Rogue Achieves Indoor Flower Cash Cost Below US$1 Per Gram and Reports 7-Day Inventory Turns; Announces Sale of its California Subsidiary, as filed on Sedar on June 9, 2020.
2.	Notice of Annual General Meeting of Security Holders, as filed on Sedar on June 22, 2020.
3.	Unaudited Condensed Consolidated Interim Financial Statements of Grown Rogue International Inc. for the Three and Six Month Periods ended April 30, 2020 and 2019, as filed on Sedar on June 29, 2020.
4.	CEO Certification of Interim Filings – Venture Issuer Basic Certificate (Form 52-109FV2), as filed on Sedar on June 29, 2020.
5.	CFO Certification of Interim Filings – Venture Issuer Basic Certificate (Form 52-109FV2), as filed on Sedar on June 29, 2020.
6.	Management Discussion & Analysis for the Three and Six Months ended April 30, 2020 (Form 51-102F1), as filed on Sedar on June 29, 2020.
7.	News Release – Grown Rogue Reports Positive Adjusted EBITDA and Second Consecutive Quarter of Positive Cash Flow, as filed on Sedar on June 30, 2020.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 6, 2020	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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